Exhibit 99.1

May 25, 2021

Dear Fellow Shareholders:

As we all know, the past year has been unprecedented. Every element of our lives across family, work, and community has been transformed to manage through the COVID-19 pandemic. Over the last year, our first priority has been the health and safety of our employees, customers, partners and communities. We successfully adjusted our entire operation, quickly empowering our employees with the tools to work remotely. We significantly increased our employee engagement and feedback to support our employees through this dramatic change, which included the sudden convergence of work and family during the workday or in other instances, feelings of solitude provoked by the newly initiated social distancing norms which evolved.

We continued to deliver our strategy and recognized opportunities for CyberArk to help all our constituents – employees, customers, partners, shareholders and communities – build a stronger future. A large part of our success derives from the execution of our mission to provide a modern approach to Identity Security, centered on privilege, and help customers protect against advanced cyber threats. As part of our strategy, over the last year:

-	We acquired IDaptive, which extended our reach into IDaaS, a key pillar of our Identity Security strategy
-	We delivered new products including introducing Cloud Entitlements Manager, a SaaS solution that reduces risk by implementing least privilege across multi-cloud environments
-	We helped customers strengthen the security of their cloud and on-premises environments, enhancing our existing solutions and extending our technology integrations
-	We planned our comprehensive subscription transformation strategy, and began to actively implement it in January 2021
-	We successfully addressed the changing buying preferences of our customers toward more recurring revenue in 2020, resulting in:

o	Record total revenue reaching $464 million in 2020
o	Record total recurring revenue increasing by 41 percent to $247 million, or 53 percent of total revenue
o	Record Annual Recurring Revenue, or ARR, increasing by 43 percent to $274 million(1)
o	Record SaaS and on-premises subscription bookings
o	Non-GAAP operating income of $91 million (or 20 percent operating margin) (1)
o	Net cash provided by operating activities of $107 million.

Identity Security Strategy

We made significant progress in executing our Identity Security strategy in 2020. Well before last year, we recognized that cloud, digital transformation and modern application development were blurring the line between a privileged user and a workforce user, as well as between human users, applications and bots. Early in 2020, we acquired IDaptive, which was an important step in the execution of our Identity Security strategy. COVID-19 dramatically accelerated all the major trends in our industry (the digitization of the enterprise, an explosion of applications and faster cloud migration), expanded the attack surface and intensified hacker innovation.

Our approach to solving this identity challenge is unique. As CyberArk recognizes that every identity can become privileged under certain conditions, we offer the broadest range of security controls to reduce that risk while delivering a high-quality, frictionless experience to the end user. With our Identity Security solutions, we are securing access for any identity – human or machine – to help organizations protect critical business assets, secure their distributed workforce and customers, and accelerate business in the cloud. Our vision is to deliver an Identity Security portfolio that contextually authenticates each identity, dynamically authorizes the least amount of privilege required, secures credentials and thoroughly audits the entire cycle. We are thrilled with our progress.

(1)	See Appendix A for definitions of Annual Recurring Revenue and non-GAAP operating income as well as a reconciliation of non-GAAP operating income to GAAP operating income

Subscription Transition

Customer buying preferences toward our SaaS and on-premises subscriptions accelerated throughout 2020. In 2021, we began to actively implement our subscription transition program to shift the organization from selling perpetual licenses to focusing on building a subscription company that sells our SaaS and on-premises subscription solutions. Selling subscriptions and moving our business to a recurring revenue model will not only better align our business model with customers’ buying preferences, it will also create tremendous value for our shareholders. We believe our comprehensive program will enable the Company to move quickly and smoothly through the transition. With our progress to date, we are well on our way toward becoming a fast-growing recurring revenue company.

Environmental, Social & Governance Program (ESG)

Throughout 2020 and early 2021, we also significantly enhanced our Environmental, Social and Governance (ESG) Program by:

-	Formalizing our ESG Committee, a cross functional team of key company employees and management.
-
Tasking the Nominating and Corporate Governance Committee of the Board to provide specific oversight of the Company’s efforts with regard to ESG matters, coordinating, as necessary, with other Board committees and the Company’s ESG Committee and Executive Steering Committee.

-
Completing a comprehensive assessment to identify key issues, topics and focus areas material to our business, including cybersecurity, business ethics, human capital management, diversity and inclusion and environmental stewardship.

-	Enhancing Board oversight of human capital management – including initiatives related to the COVID-19 pandemic – for hiring, retaining, promoting, compensating and engaging with employees.
-	Increasing our employee engagement and feedback, including through conducting comprehensive surveys.
-
Implementing more flexible work arrangements for our employees, to leverage our newly proven ability to work remotely, to accommodate the evolving changes in the employment market and further promote work-life balance.

-	Strengthening our diversity and inclusion program and making diversity and inclusion an integral part of our learning, development and training initiatives, including among our executive leadership.
-
Creating a global environmental team of employees, to lead corporate initiatives to reduce our footprint on the environment and raise awareness among their peer employees regarding their personal environmental impact.

As we look ahead, we will continue enhancing our program to expand its impact in support of our constituents – employees, customers, partners, shareholders and communities.

Over the last year, digital transformation, cloud migration and hacker innovation accelerated. Identity Security is at the center of these macro trends and our solutions have never been more relevant. We are incredibly proud of the resiliency and execution of the entire CyberArk team, which puts us in a great position to capitalize on our tremendous opportunity. We are confident that our identity security strategy and subscription transition program will create long-term value for our employees, customers, partners, communities and shareholders.

On behalf of the Board, we invite you to attend our 2021 Annual General Meeting of Shareholders to be held at 4:00 p.m. (Israel time) on June 29, 2021, at our corporate headquarters at 9 Hapsagot St., Park Ofer B, Petach-Tikva, Israel.

Thank you for your ongoing support of CyberArk.

Ehud (Udi) Mokady Chairman of the Board Chief Executive Officer	Gadi Tirosh Lead Independent Director	Donna Rahav General Counsel Compliance Officer

ii

CYBERARK SOFTWARE LTD.

9 Hapsagot St., Park Ofer B, POB 3143, Petach-Tikva, 4951040, Israel

+972-3-918-0000

May 25, 2021

Dear CyberArk Software Ltd. Shareholders:

We cordially invite you to attend the 2021 Annual General Meeting of Shareholders, or the Meeting, of CyberArk Software Ltd., or the Company, to be held at 4:00 p.m. (Israel time) on June 29, 2021, at the Company’s offices at 9 Hapsagot St., Park Ofer B, Petach-Tikva, Israel.

The Meeting is being called for the following purposes:

(1)
To re-elect each of Ehud (Udi) Mokady and David Schaeffer for a term of approximately three years as a Class I director of the Company, until the Company’s annual general meeting of shareholders to be held in 2024 and until each of their respective successors is duly elected and qualified; and

(2)
To approve the re-appointment of Kost Forer Gabbay & Kasierer, registered public accounting firm, a member firm of Ernst & Young Global, as the Company’s independent registered public accounting firm for the year ending December 31, 2021 and until the Company’s 2022 annual general meeting of shareholders, and to authorize the Board to fix such accounting firm’s annual compensation.

Members of the Company’s management will be available at the Meeting to discuss the consolidated financial statements of the Company for the fiscal year ended December 31, 2020.

The Board unanimously recommends that you vote in favor of each of the foregoing proposals, which are more fully described in the accompanying proxy statement.

We know of no other matters to be submitted at the Meeting other than as specified herein. If any other business is properly brought before the Meeting, the persons named as proxies may vote in respect thereof in accordance with the recommendation of the Board or, absent such recommendation, using their best judgment.

Shareholders of record at the close of business on May 21, 2021, are entitled to vote at the Meeting.

Detailed proxy voting instructions are provided both in the proxy statement and on the enclosed proxy card, including for voting by telephone or the Internet. It is important that your shares be represented and voted at the Meeting. Accordingly, after reading the accompanying proxy statement, please mark, date, sign and mail the enclosed proxy card as promptly as possible in the enclosed stamped envelope or follow the instructions for voting by telephone or the Internet. If voting by mail, the proxy must be received by the Company’s transfer agent or at the Company’s registered office at 9 Hapsagot St., Park Ofer B, Petach-Tikva, Israel, not later than 11:59 p.m. (EDT) on June 28, 2021 to be validly included in the tally of ordinary shares voted at the Meeting. If you are a shareholder who holds shares in “street name” (i.e., through a bank, broker or other nominee), an earlier deadline may apply to receipt of your proxy card. An electronic copy of the enclosed proxy materials will also be available for viewing at http://investors.cyberark.com. The full text of the proposed resolutions, together with the form of proxy card for the Meeting, may also be viewed prior to the Meeting at the registered office of the Company from Sunday to Thursday (excluding holidays), 10:00 a.m. to 5:00 p.m. (Israel time). The Company’s telephone number at its registered office is +972-3-918-0000.

Sincerely, Ehud (Udi) Mokady Chairman of the Board & Chief Executive Officer

CYBERARK SOFTWARE LTD.

9 Hapsagot St., Park Ofer B, POB 3143, Petach-Tikva, 4951040, Israel

+972-3-918-0000
__________________________

PROXY STATEMENT
__________________________

2021 ANNUAL GENERAL MEETING OF SHAREHOLDERS

This proxy statement, or Proxy Statement, is being furnished in connection with the solicitation of proxies on behalf of the Board, of CyberArk Software Ltd. (to which we refer as “we,” “us,” “CyberArk” or the “Company”) to be voted at the 2021 Annual General Meeting of Shareholders, or the Meeting, and at any postponement or adjournment thereof. The Meeting will be held at 4:00 p.m. (Israel time) on June 29, 2021, at our offices at 9 Hapsagot St., Park Ofer B, Petach-Tikva, Israel.

This Proxy Statement and the enclosed proxy card are being made available on or about May 25, 2021, to holders of the Company’s ordinary shares, nominal (par) value NIS 0.01 per share, or ordinary shares, as of the close of business on May 21, 2021, the record date for the Meeting, or the Record Date. You are entitled to vote at the Meeting if you hold ordinary shares as of the close of business on the Record Date.

See “How You Can Vote” below for information on how you can vote your shares at the Meeting. Our Board urges you to vote your shares so that they will be counted at the Meeting or at any postponements or adjournments of the Meeting.

 Agenda Items

Proposals	Board Recommendation	Further Details
1.
To re-elect each of Ehud (Udi) Mokady and David Schaeffer for a term of approximately three years as a Class I director of the Company, until the Company’s annual general meeting of shareholders to be held in 2024 and until each of their respective successors is duly elected and qualified.

	✔ FOR	Pages 13 to 14
2.
To approve the re-appointment of Kost Forer Gabbay & Kasierer, registered public accounting firm, a member firm of Ernst & Young Global, as the Company’s independent registered public accounting firm for the year ending December 31, 2021 and until the Company’s 2022 annual general meeting of shareholders, and to authorize the Board to fix such accounting firm’s annual compensation.
	✔ FOR	Pages 15 to 16

We are not aware of any other matters that will come before the Meeting. If any other matters are presented properly at the Meeting, the persons designated as proxies intend to vote upon such matters in accordance with the recommendation of the Board or, absent such recommendation, using their best judgment.

Quorum

On May 21, 2021, we had 39,759,662 ordinary shares issued and outstanding. Each ordinary share outstanding as of the close of business on the Record Date is entitled to one vote on each of the proposals to be presented at the Meeting. Under our articles of association (the “Articles”), the Meeting will be properly convened if at least two shareholders attend the Meeting in person or sign and return proxies, provided that they hold shares representing at least 25% of the voting power of our Company. If a quorum is not present within half an hour from the time scheduled for the Meeting, the Meeting will be adjourned for one week (to the same day of the week, time and place), or to a day, time and place determined by the Chairman of the Meeting (which may be earlier or later than said time). At such adjourned meeting the presence of any shareholder in person or by proxy (regardless of the voting power represented by his, her or its shares) will constitute a quorum.

Abstentions and “broker non-votes” (if any) are counted as present for purposes of determining a quorum.

Vote Required for Approval of Each of the Proposals

The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy and voting thereon is necessary for the approval of each of the proposals to be presented at the Meeting. Except for the purpose of determining a quorum, abstentions from voting and “broker non-votes” (if any) are not treated as votes cast and are not counted in determining the outcome of any of these proposals.

How You Can Vote

You can vote either in person at the Meeting or by authorizing another person as your proxy, whether or not you attend the Meeting. You may vote in any of the manners below:

●
By mail—If you are a shareholder of record, you can submit a proxy by completing, dating, signing and returning your proxy card in the postage-paid envelope provided. You should sign your name exactly as it appears on the enclosed proxy card. If you are signing in a representative capacity (for example, as a guardian, executor, trustee, custodian, attorney or officer of a corporation), please indicate your name and title or capacity. If you hold shares in “street name,” you have the right to direct your brokerage firm, bank or other similar organization on how to vote your shares, and the brokerage firm, bank or other similar organization is required to vote your shares in accordance with your instructions. To provide instructions to your brokerage firm, bank or other similar organization by mail, please complete, date, sign and return your voting instruction form in the postage-paid envelope provided by your brokerage firm, bank or other similar organization;

●
By telephone—If you are a shareholder of record, you can submit a proxy by telephone by calling the toll-free number listed on the enclosed proxy card, entering your control number located on the enclosed proxy card and following the prompts. If you hold shares in “street name,” and if the brokerage firm, bank or other similar organization that holds your shares offers telephone voting, you may follow the instructions shown on the enclosed voting instruction form in order to submit a proxy by telephone; or

●
By Internet—If you are a shareholder of record, you can submit a proxy over the Internet by logging on to the website listed on the enclosed proxy card, entering your control number located on the enclosed proxy card and submitting a proxy by following the on-screen prompts. If you hold shares in “street name,” and if the brokerage firm, bank or other similar nominee that holds your shares offers Internet voting, you may follow the instructions shown on the enclosed voting instruction form in order to submit your proxy over the Internet.

We currently intend to hold the Annual Meeting in person, and depending on certain circumstances, may hold the Meeting virtually at the above date and time instead. If you wish to attend the Meeting in person and are unable to do so, please contact us at proxies@cyberark.com or our proxy solicitor (see “Assistance with Voting” below). In the event that we determine that a change to a virtual meeting format is advisable or required, an announcement of such change will be published in a Form 6-K filed with the Securities and Exchange Commission.

Shareholders of Record

If you are a shareholder of record, that is, your shares are registered directly in your name with our transfer agent, American Stock Transfer & Trust Company, LLC, these proxy materials are being sent directly to you by our transfer agent. As the shareholder of record, you have the right to provide your voting proxy directly to the General Counsel of our Company or to vote in person at the Meeting. If you do not wish to attend the Meeting and wish to vote your ordinary shares, you should submit a proxy in one of the above-mentioned manners. If you have lost or misplaced the proxy card mailed to you, you may request another by calling Erica Smith, our VP Investor Relations at +1 (617) 558-2132 or ir@cyberark.com.

 We will not be able to count a proxy card unless we receive it at our principal executive offices at 9 Hapsagot St., Park Ofer B, POB 3143, Petach-Tikva, 4951040, Israel, or our registrar and transfer agent receives it in the enclosed envelope no later than 11:59 p.m. (EDT) on June 28, 2021.

Please follow the instructions on the proxy card. If you provide specific instructions (by marking a box) with regard to the proposals, your shares will be voted as you instruct. If you sign and return your proxy card without giving specific instructions with respect to a particular proposal, your shares will be voted by the persons named as proxies in accordance with the recommendation of the Board. The persons named as proxies in the enclosed proxy card will furthermore vote in accordance with the recommendation of the Board or, absent such recommendation, using their best judgment on any other matters that may properly come before the Meeting.

Shareholders Holding in “Street Name”

If your ordinary shares are held in a brokerage account or through a bank, trustee or other nominee, you are considered to be the beneficial owner of shares held in “street name.” Proxy materials are being furnished to you together with a voting instruction form by the broker, bank, trustee or other nominee or an agent hired by the broker, trustee or nominee. Please follow the instructions on that form to direct your broker, bank, trustee or other nominee how to vote your shares. Many nominees provide means to vote by telephone or by Internet. Alternatively, if you wish to attend the Meeting and vote in person, you must obtain a “legal proxy” from the broker, trustee or nominee that holds your shares, giving you the right to vote the shares at the Meeting.

Under the rules of The Nasdaq Stock Market LLC, or Nasdaq, brokers, trustees or other nominees that hold shares in “street name” for clients only have authority to vote on “routine” proposals where they have not received voting instructions from beneficial owners, and a “broker non-vote” occurs when brokers, trustees or other nominees are unable to vote on “non-routine” proposals. The only item on the Meeting agenda that we believe may be considered “routine” is Proposal 2 relating to the reappointment of the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2021; however, we expect that this will not be treated as a routine matter since our proxy statement is prepared in compliance with the Companies Law, rather than the rules applicable to domestic U.S. reporting companies.

 Thus, if you, as a beneficial owner of the shares, do not provide specific instructions to your broker, trustee or other nominee on a specific proposal, your broker, trustee or other nominee will not be allowed to exercise its voting discretion with respect to that proposal. If your shares are held of record by a broker, trustee or other nominee, we urge you to give instructions to your broker, trustee or other nominee as to how your shares should be voted so that you thereby participate in the voting on these important matters.

Who Can Vote

You are entitled to receive notice of, and vote at, the Meeting if you are a shareholder of record at the close of business on May 21, 2021, the Record Date, in person or through a broker, trustee or other nominee that is one of our shareholders of record at such time, or which appear in the participant listing of a securities depository on that date.

Revocation of a Proxy

Shareholders of record may revoke the authority granted by their execution of proxies at any time before the effective exercise thereof by filing with us a written notice of revocation or duly executed proxy bearing a later date, or by voting in person at the Meeting. A shareholder who holds shares in “street name” should follow the directions of, or contact, the bank, broker or nominee if he, she or it desires to revoke or modify previously submitted voting instructions.

Shareholder Proposals

Any shareholder of the Company who intends to present a proposal at the Meeting must satisfy the requirements of the Companies Law and our Articles. Under the Companies Law, only shareholders who hold at least 1% of the Company’s outstanding voting rights are entitled to request that the Board include a proposal in a shareholders meeting, provided that such proposal is deemed appropriate by the Board for consideration by shareholders at such meeting. Such shareholders may present proposals for consideration at the Meeting by submitting their proposals in writing to our General Counsel at the following address: CyberArk Software Ltd., 9 Hapsagot St., POB 3143, Petach-Tikva, 4951040, Israel, or by facsimile to +972-3-9180028, Attn: Donna Rahav, General Counsel. For a shareholder proposal to be considered for inclusion in the Meeting, our General Counsel must receive the written proposal no later than June 1, 2021.

Solicitation of Proxies

Proxies are being made available to shareholders on or about May 25, 2021. Certain officers, directors, employees, and agents of the Company, none of whom will receive additional compensation therefor, may solicit proxies by telephone, email or other personal contact. We will bear the cost for the solicitation of the proxies, including postage, printing and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of shares.

Voting Results

The final voting results will be tallied by the Company’s General Counsel based on the information provided by the Company’s transfer agent or otherwise, and the overall results of the Meeting will be published following the Meeting in a report of foreign private issuer on Form 6-K that will be furnished to the Securities and Exchange Commission, or the SEC.

Availability of Proxy Materials

Copies of the proxy card and this Proxy Statement were furnished to the SEC under cover of a Form 6-K and are also available at the “Investor Relations” section of our website at http://investors.cyberark.com. The contents of that website are not a part of this Proxy Statement and are not incorporated by reference herein.

Assistance with Voting

If you have questions about how to vote your shares, you may contact Erica Smith, our VP Investor Relations at +1 (617) 558-2132 or ir@cyberark.com.

SECURITY OWNERSHIP BY CERTAIN BENEFICIAL OWNERS

The following table sets forth the number of ordinary shares beneficially owned by all persons known by us to beneficially own more than 5% of our ordinary shares, as of May 21, 2021, based on public filings or information provided to us by such shareholders, and calculated using the 39,759,662 ordinary shares we had issued and outstanding at such time.

	Shares Beneficially Owned
Name of Beneficial Owner	Number	Percentage
Principal Shareholders
Wasatch Advisors, Inc. (1)	3,408,406	8.6%
RBC Global Asset Management (2)	2,431,424	6.1%

(1)
Based on a Schedule 13G filed on February 11, 2021, by Wasatch Advisors, Inc. (“Wasatch”), shares beneficially owned consist of 3,408,406 ordinary shares over which Wasatch has sole voting and dispositive power. The address of Wasatch’s is 505 Wakara Way, Salt Lake City, UT 84108.

(2)
Based on a Schedule 13G filed on February 16, 2021, by RBC Global Asset Management Inc. (“RBC GAM”), shares beneficially owned consist of 2,431,424 ordinary shares over which RBC GAM has shared voting and dispositive power. The address of RBC GAM is 155 Wellington Street West, Suite 2300, Toronto, Ontario, Canada M5V 3K7.

COMPENSATION OF CERTAIN EXECUTIVE OFFICERS AND DIRECTORS

For information about the compensation, on an individual basis, of our five most highly compensated office holders during or with respect to the year ended December 31, 2020, as required by regulations promulgated under the Companies Law, see “Item 6.B. Compensation” of our annual report on Form 20-F for the year ended December 31, 2020, filed with the SEC on March 11, 2021, and available on the “Investor Relations” section of our website at http://investors.cyberark.com or through the SEC’s website at www.sec.gov.

CORPORATE GOVERNANCE

Overview

CyberArk is committed to effective corporate governance and independent oversight by our Board of Directors, or Board. Our programs and policies are informed by engagement with our shareholders as well as a guiding principle that the Board is accountable for representing the best interests of our shareholders, accomplished primarily through independence, diversity of experience and engagement with shareholders and other key constituents.

Our Articles provide that we may have no fewer than four and no more than nine directors, as may be fixed from time to time by the Board. Our Board currently consists of eight directors. Independence is a key pillar of our corporate governance and each of our seven current non-employee directors is independent under Nasdaq corporate governance rules, which require a majority of our directors to be independent. Our directors are divided into three classes with staggered three-year terms. Each class of directors consists, as nearly as possible, of one-third of the total number of directors constituting the entire Board. At each annual general meeting of our shareholders, the term of office of only one class of directors expires. The election or re-election of such class of directors is for a term of office that expires as of the date of the third annual general meeting following such election or re-election. Each director holds office until the annual general meeting of our shareholders in which their term expires, unless they are removed by a vote of 65% of the total voting power of our shareholders at a general meeting of our shareholders or upon the occurrence of certain events, in accordance with the Companies Law and our Articles.

Corporate Governance Best Practices
✔ ✔ ✔ ✔ ✔ ✔
7 of 8 Directors are Independent
Fully Independent Committees
Lead Independent Director with Expansive Duties and Extensive Oversight Experience
Ongoing Board Refreshment – a New Independent Director Joined in 2021
Majority Voting for Election of Directors
Ongoing Shareholder Engagement Program
Annual Board and Committee Evaluations
✔ ✔ ✔ ✔ ✔
Executive Sessions of Independent Directors
Executive Sessions with Employees Related to Risk Management
Annual Review of Committee Charters
Regular Internal Audits of Management Responsibilities
Board Continuing Education Program
Direct Board Member and Committee Interaction with Executive Team and Key Employees

Shareholder Engagement

We believe that effective corporate governance includes regular, constructive conversations with our shareholders, and we value our shareholders’ continued feedback and opinions. All feedback is reviewed and implemented as appropriate for the Company’s strategy, business growth and maturity stage. We are committed to maintaining an active dialogue to understand the priorities and concerns of our shareholders on the topics of executive compensation, corporate governance policies and practices, and our Environmental, Social and Governance program. In the last 12 months, as part of our shareholder engagement and communications program, we have met and regularly communicated with the vast majority of our institutional shareholders and engaged in substantive discussions on executive compensation, corporate governance, corporate performance and strategy. Maintaining an active dialogue with our shareholders is consistent with our corporate values of open communication and accountability, and we intend to continue these efforts in the future.

Board Leadership Structure and Lead Independent Director

Mr. Mokady, our founder, has been on the Board since inception and has served as our Chief Executive Officer, or CEO, since 2005. Since June 2016, he has also served as Chairman of our Board following the approval of our shareholders, which was reaffirmed in July 2019. At the 2016 and 2019 annual general meetings, our shareholders determined that for so long as the positions of the Chief Executive Officer and Chairman of the Board are combined, our Board will appoint a lead independent director, or Lead Director, to facilitate strong, independent Board leadership and effective independent oversight. Our Lead Director is selected by our non-executive Board members from among the independent directors of the Board, who have served a minimum of one year as a director. Additionally, if at any meeting of the Board the Lead Director is not present, one of the following individuals, in the order listed, will act as Lead Director for the duration of such meeting: the Chairperson of the Audit Committee, the Chairperson of the Compensation Committee, or an independent member of the Board appointed by a majority of the independent members of the Board present. Mr. Gadi Tirosh currently serves as our Lead Director.

The authorities and responsibilities of the Lead Director include, but are not limited to, the following:

•
Providing leadership to the Board if circumstances arise in which the role of the Chairman may be, or may be perceived to be, in conflict, and responding to any reported conflicts of interest, or potential conflicts of interest, arising for any director

•	Presiding as chairman of meetings of the Board at which the Chairman of the Board is not present, including executive sessions of the independent members of the Board

•	Serving as liaison between the Chairman of the Board and the independent members of the Board

•	Approving meeting agendas for the Board

•	Approving information sent to the Board

•	Approving meeting schedules to assure that there is sufficient time for discussion of all agenda items

•	Having the authority to call meetings of the independent members of the Board

•	Ensuring that he or she is available for consultation and direct communication with shareholders, as appropriate

•	Recommending that the Board retain consultants or advisers that report directly to the Board

•	Conferring with the Chairman of the Board on important Board matters and ensuring the Board focuses on key issues and tasks facing the Company, and

•	Performing such other duties as the Board may from time to time delegate to assist the Board in the fulfillment of its duties.

Board Composition

CyberArk’s Board provides independent oversight of the Company and management. Our Board consists of diverse, experienced and qualified members, as follows:

					Committees
Director Name	Independent	Age	Gender	Tenure*	Audit	Comp	NCG	Strategy
Ehud (Udi) Mokady		52	M	>12 years
Gadi Tirosh	✔	54	M	7-12 years		✔	C	C
Amnon Shoshani	✔	57	M	7-12 years	✔
David Schaeffer	✔	64	M	1-6 years
Kim Perdikou	✔	63	F	1-6 years	✔ (F)	C	✔	✔
Ron Gutler	✔	63	M	1-6 years	C (F)	✔	✔	✔
François Auque	✔	64	M	1-6 years
Avril England	✔	53	F	<1 year

*As of the date hereof

C = Chairperson

(F) = Financial Expert

Board and Committee Effectiveness, Meetings and Ongoing Director Education Program

Our Board and committees are committed to conducting their duties effectively and in the best interest of CyberArk and its shareholders. Our Board performs an annual self-assessment, overseen by the Lead Director and the Nominating and Corporate Governance Committee, to evaluate its effectiveness in fulfilling its obligations. Directors and relevant members of management and outside counsel provide feedback through questions on a variety of topics such as Board and committees’ effectiveness and composition. Our Corporate Secretary and General Counsel summarize these individual assessments and conduct a discussion with the Nominating and Corporate Governance Committee and the Board about the results. The Board then takes such further action or guides management on key findings, as it deems appropriate. Further, we encourage our directors to attend CyberArk events such as our annual Impact customer event and provide continuing director education, which may include internally developed materials and presentations or programs presented by third parties.

During 2020, our Board met nine times and acted once by written consent; our Audit Committee met six times; our Compensation Committee met six times; our Nominating and Corporate Governance Committee met twice; and our Strategy Committee met five times. Each of the incumbent directors (including the nominees for re-election) attended at least 75% of our Board meetings and the meetings of each of the committees of the Board on which they served in 2020.

Considerations in Evaluating Director Nominees

Our Nominating and Corporate Governance Committee undertakes a rigorous evaluation process of the effectiveness of the Board and any areas where we may wish to enhance our Board including size, composition and additional expertise. We look for board members with the highest levels of integrity and ethics which aligns with our corporate values. Our strong corporate culture has been a key to our long-term success, and we believe the tone is set at the top with our Board. To represent the interest of our shareholders, we remain committed to maintaining a Board which is inclusive and endeavors to have varied expertise, experience and diversity among its members, therefore consider director nominees’ suitability for their role also based on the following criteria:

Expertise o Corporate governance o Financial o Go-to-market strategy o Product management o Leadership o M&A o Risk management o Strategy	Business Experience o Alliances and partnerships o B2B o Cloud o Competitive analysis o Cybersecurity o Public sector o SaaS or Software o Information Technology	Diversity o Cultural background o Ethnicity o Gender identity o Race o Sexual orientation

CEO EQUITY PLAN & DIRECTOR COMPENSATION

Equity Plan Governance

Our Board and its Compensation Committee have consistently taken a disciplined approach to effectively manage the long-term dilutive impact of our equity incentive grants, and are committed to continue balancing the scope of our equity compensation program with its impact on our earnings per share. The Compensation Committee and Board regularly review the Company’s equity compensation methodology to ensure it supports the achievement of our financial and strategic objectives and remains in line with market practices, while effectively managing the level of shareholder dilution and avoiding significant increases in our share-based compensation in proportion to our overall revenue. Some of the measures we have undertaken to effectively manage dilution include authorizing the reservation of shares for issuance under the Company’s 2014 share incentive plan, or the 2014 Plan, between 2017 and 2020 at a rate significantly lower than that permissible under the 2014 Plan, and reducing the overall number of shares reserved for issuance under the 2014 Plan by 900,000 ordinary shares in June 2019. We have continuously enhanced our equity compensation program to weight more towards the grant of performance share units (PSUs) versus time-based stock options, initially with respect to our CEO and subsequently to all our executives and other senior managers.

As of May 21, 2021, 2,288,082 ordinary shares underlying share-based awards were outstanding under the Company’s 2011 Share Incentive Plan, 2014 Plan and the 2019 Employee Stock Purchase Plan and 1,818,382 ordinary shares were reserved for future grant under such plans, reflecting a dilution rate of 9.4%. In its survey, the Company’s independent compensation consultant advised that the Company’s three-year average burn rate, issued equity overhang and total equity overhang were each positioned favorably at or below the 25th percentile among the Company’s current compensation peer group, comprised of:

Alteryx	Guidewire	Proofpoint	Tenable
Box	HubSpot	Q2 Holdings	Varonis Systems
Cornerstone OnDemand	Mimecast	Qualys	Wix.com
FireEye	New Relic	Rapid7	Zendesk
Five9	Okta	SailPoint Technologies	Zscaler

For more information on how the Company’s compensation peer group is evaluated and determined, see “Proposal 3” of our 2020 Proxy Statement, filed with the SEC on May 26, 2020.

CEO 2021 Grant

In June 2020, the Company’s shareholders approved a three-year Equity Plan for our CEO, or the CEO Equity Plan, authorizing the Compensation Committee and Board to approve CEO equity grants for 2021 and 2022; all – subject to the terms of the CEO Equity Plan. In February 2021, the Compensation Committee and the Board approved an equity grant to Mr. Mokady, or the CEO 2021 Grant, consistent with and subject to the terms of the CEO Equity Plan. The equity mix of the CEO 2021 Grant, and corresponding number of underlying shares – assuming achievement of target level performance for all PSUs granted – are as follows:

	Restricted Share Units	Performance Share Units
		Business-related Performance Criteria	Relative TSR Performance Criteria
Percentage (appx.)	40%	40%	20%
Number of Shares	25,300	25,290	12,650

For more information regarding the CEO Equity Plan, see “Proposal 3” of our 2020 Proxy Statement, filed with the SEC on May 26, 2020 and “Item 6.B Compensation – CEO Equity Plan” of our Annual Report on Form 20-F for the year ended December 31, 2020, filed with the SEC on March 11, 2021.

Compensation of Non-Executive Directors

As of July 1, 2019, following the approval of our shareholders, our non-executive directors are entitled to the following compensation:

Cash Compensation

Annual fees with respect to each twelve months of service in the amounts of:

	Lead Director	Member
Board	US$52,500	US$35,000

Additional fees with respect to each twelve months of service on Board committees in the amounts of:

Committee	Chairperson	Member
Audit	US$20,000	US$10,000
Compensation	US$12,000	US$6,000
Nominating and Corporate Governance	US$8,000	US$4,000
Strategy	US$8,000	US$4,000

Directors are also entitled to be reimbursed for reasonable travel, accommodation and other expenses incurred by them in connection with attending Board and committee meetings and performing their functions as directors of the Company.

Equity-Based Compensation

Directors are entitled to equity awards of Restricted Share Units in the value of:

New Appointment Award	Up to US$350,000
Subsequent Annual Award	US$200,000

For more information on director compensation, see “Item 6.C. Board Practices—Compensation of Directors” of our annual report on Form 20-F for the year ended December 31, 2020, filed with the SEC on March 11, 2021.

OTHER CORPORATE RESPONSIBILITY, ENVIRONMENTAL AND SOCIAL INITIATIVES

Overview

From our mission to our corporate values, sustainability and corporate responsibility are at the foundation of our strategy and fully integrate into our day-to-day business operations in large part because of our commitment to maintaining a strong culture aligned with our core company values. The evolution of our ESG initiatives is most visible through the ongoing improvements in our corporate governance since our initial public offering, which have included strengthening Board oversight, aligning our compensation programs with performance, expanding our public disclosures to provide greater visibility into our decision making processes and broadening our shareholder outreach program. We recognize that sustainable business practices and the advancement of our people and our communities are key to the execution of our long-term strategy.

As part of our strategy, risk management initiatives and corporate oversight, we are further evolving our ESG Program. Throughout 2020 and in early 2021, with the support of an outside consultant and internal stakeholders, we have significantly enhanced our ESG Program. Such enhancement includes completing a detailed assessment to identify the key issues material to our business, our shareholders, and other stakeholders and considering leading ESG frameworks like the Sustainability Accounting Standards Board (SASB), the Task Force on Climate-related Financial Disclosures (TCFD) and the Global Reporting Initiative (GRI), and ratings agencies such as MSCI and Sustainalytics.

ESG Oversight

In early 2021, we formally established an internal ESG Committee, comprised of key Company employees and management, that reports to an Executive Steering Committee and is overseen by the Nominating and Corporate Governance Committee and the Board. While the relevant Board committees continue to have primary oversight of their areas of responsibility (for example, the Audit Committee oversees risk management and cybersecurity and the Compensation Committee oversees our human capital management), this formalized governance structure affords the Nominating and Corporate Governance Committee – and thereby the Board – greater focus and dedication to the continued progression of our ESG Program. This allows the Nominating and Corporate Governance Committee to have a holistic view across our broad set of strategy initiatives, monitor how we are implementing policies, practices and metrics to help ensure execution as ESG initiatives, and manage ESG-related risks. Our ESG Committee is comprised of senior leaders across functions including Legal & Compliance, Human Resources, Investor Relations, Information Technology and Product Management.

ESG Program

The professional assessment we conducted in 2020 helped inform the priorities for our ESG program, which include cybersecurity, business ethics, human capital management and environmental stewardship.

Cybersecurity. As a cybersecurity company, everything we do is centered on improving the security of our customers, the foundation of which is our internal security and risk management program. Cybersecurity is our business. We make ongoing investments to enable us to deliver on our mission to help our customers protect against advanced cyberattacks. Our employees, customers and partners benefit from our enterprise-wide approach, including regular Board committee oversight. Our Chief Information Technology Officer and dedicated security teams oversee corporate information security standards, practices and controls to extend a high level of security across all critical Company data and assets. A critical part of our cybersecurity program is internal training and awareness such as mandatory annual training and regular drills related to phishing and social engineering. From a product and offering perspective, our customers trust us to provide solutions that help strengthen their overall security posture. We have dedicated members in our product management and research and development teams that are responsible for improving our own product security according to product security market practices, as well as tracking arising threats as part of the research conducted by our CyberArk Labs team. Our solutions can help stop network takeover and block ransomware from advancing, which ultimately protects our customers’ businesses, supports business continuity and empowers it to implement digital transformation strategies. In addition, we have invested in and secured various certifications including SOC2 Type 2 and ISO/IEC 27001:2013.

Business Ethics. We are committed to promoting integrity, honesty and professionalism and maintaining the highest standards of ethical conduct in all of our activities. Since our inception, we sought to foster a culture of openness that promotes communication across the Company. The success of our business, employees, customers and partners is tied directly to our ability to meet the highest levels of ethical standards. To support our tone from the top, we conduct employee training to cultivate high ethical standards across all our business activities and promote compliance with regulatory requirements designed to protect the privacy of individuals associated with our business. For more information, see “Item 16.B. Code of Ethics” of our annual report on Form 20-F for the year ended December 31, 2020, filed with the SEC on March 11, 2021.

Human Capital Management. The foundation and important differentiator of our Human Capital Management strategy is our culture, centered on our core company values:

We are committed to hiring talented smart but humble employees. Our Chief Human Resource Officer, who reports directly to our Chief Executive Officer, oversees our broad and comprehensive initiatives to promote a strong culture, which we believe ultimately results in retaining and promoting our employees. Some of our initiatives include:

•	Pay-for-performance, competitive compensation
•	Strong benefits packages
•	Direct employee engagement programs such as regular executive round table discussions
•	Employee engagement surveys
•	Employee recognition programs
•	Flexible work arrangements
•	Initiatives to promote work-life balance
•	Comprehensive wellness programs
•	Team building events
•	Formal learning and development programs
•	Matching charitable donations
•	Community volunteering opportunities

The COVID-19 pandemic increased our focus on the health, safety and wellness of our employees, which continues to be our top priority. At the outset of the COVID-19 pandemic, we shifted our operations to enable employees to work from home. In addition, we increased our level of communication with, and gathered feedback from our employees, including implementing regular executive round table discussions, ask-the-executive sessions and an employee Intranet portal focused on wellness.

Diversity and inclusion are critical to the successful execution of our strategy as it allows for the exchange of ideas, creates a strong community and helps ensure our employees are valued and respected. Given the importance to our overall strategy execution, our diversity and inclusion program is overseen at the Board and committee level. We are implementing a global diversity and inclusion program, continuous improvement of our  recruitment and hiring practices to ensure the highest regard for fully inclusive and diverse recruiting practices, creating learning and development programs and implementing a speaker series program to broaden employee education and engagement on these critical topics.

For more information see “Item 6.D. Employees” of our annual report on Form 20-F for the year ended December 31, 2020, filed with the SEC on March 11, 2021.

Environmental Stewardship. We recognize the importance of reducing our impact on the environment and maximizing sustainable business practices. As an enterprise software company, our environmental footprint is smaller than organizations of comparable size in other industries. In addition, most of our IT infrastructure runs in a public cloud environment, which reduces our total environmental impact. We remain committed to positively affecting the environment and reducing climate change through responsible environmental stewardship such as managing and reducing the consumption of natural resources (energy, water, paper, etc.), implementing a flexible work schedule to reduce commuting, educating our employees and providing volunteer opportunities. In early 2021, we expanded our local efforts and created a global environmental team to implement a more comprehensive environmental employee led stewardship program. With the creation of the global environmental team, we are evaluating additional ways to further reduce our environmental footprint. This includes rolling out a formal education and training initiative, expanding our environmentally responsible procurement initiatives, developing strategies to conserve energy and reduce waste and assessing further ways to lower emissions in our operations, both directly through our facilities and indirectly through employee behavior like commuting, carpooling and business travel.

PROPOSAL 1

RE-ELECTION OF OUR CLASS I DIRECTORS

Background

Our shareholders are being asked to re-elect each of Ehud (Udi) Mokady and David Schaeffer as a Class I director.

Our current directors are divided among the three classes as follows:

(1) our Class I directors are Ehud (Udi) Mokady and David Schaeffer, whose current terms expire at the Meeting and upon the election and qualification of their respective successors

(2) our Class II directors are Gadi Tirosh, Amnon Shoshani and Avril England, whose current terms expire at our 2022 annual general meeting of shareholders and upon the election and qualification of their respective successors, and

(3) our Class III directors are Ron Gutler, Kim Perdikou and François Auque, whose current terms expire at our 2023 annual general meeting of shareholders and upon the election and qualification of their respective successors.

Re-Election of Class I Directors

The Nominating and Corporate Governance Committee and Board recommended that we nominate each of our current Class I directors, Mr. Mokady and Mr. Schaeffer, for re-election as a Class I director at the Meeting. Each of the director nominees did not participate in the discussion and applicable vote regarding their nomination for re-election.

Under the Companies Law, the affirmative vote of the holders of a majority of the ordinary shares present or represented at the Meeting, in person or by proxy, entitled to vote and voting on the matter is required to re-elect, as a Class I director, each of the nominees listed above.

It is intended that proxies (other than those directing the proxy holders not to vote for the listed nominees or for one of them) will be voted for the re-election, as a Class I director, of each of the two nominees listed above.

Nominee’s Qualifications and Independence

Each of the nominees has consented to being named in this Proxy Statement and has advised the Company that he is willing, able and ready to serve as a Class I director if elected. Additionally, in accordance with the Companies Law, each of the nominees has certified to us that he meets all the requirements of the Companies Law for election as a director of a public company, and possesses the necessary qualifications and has sufficient time to fulfill their duties as directors of the Company, taking into account the size and needs of our Company. We do not have any arrangements, understandings or agreements with respect to the election of any of the nominees at the Meeting. Mr. Schaeffer is independent under Nasdaq corporate governance rules.

Biographies of Nominees

Set forth below is certain biographical information regarding the background and experience of Mr. Mokady and Mr. Schaeffer.

Ehud (Udi) Mokady is one of our founders and has served as our Chief Executive Officer since 2005 and as Chairman of the Board since June 2016. He previously served as our President from 2005 to 2016 and as our Chief Operating Officer from 1999 to 2005. Mr. Mokady has also served as a member of our Board since November 2004. Mr. Mokady served as a member of the board of directors of Demisto, Inc. commencing in January 2018 until its acquisition by Palo Alto Networks, Inc. in March 2019. From 1997 to 1999, Mr. Mokady served as general counsel at Tadiran Spectralink Ltd., a producer of secure wireless communication systems. From 1986 to 1989, Mr. Mokady served in a military intelligence unit in the Israel Defense Forces. Mr. Mokady was honored by a panel of independent judges with the New England EY Entrepreneur of The Year™ 2014 Award in the Technology Security category. Mr. Mokady holds a Bachelor of Laws (LL.B.) from Hebrew University in Jerusalem, Israel and a Master of Science Management (MSM) from Boston University in Massachusetts.

David Schaeffer has served as a member of our Board since May 2014. Mr. Schaeffer has served as the Chairman, Chief Executive Officer and President of Cogent Communications, Inc. (Nasdaq: CCOI), an internet service provider based in the United States that is listed on Nasdaq, since he founded the company in August 1999. Mr. Schaeffer was the founder of Pathnet, Inc., a broadband telecommunications provider, where he served as Chief Executive Officer from 1995 until 1997 and as Chairman from 1997 until 1999. Mr. Schaeffer holds a Bachelor of Science in physics from the University of Maryland, the United States.

Proposed Resolutions: Proposal 1

We are proposing that our shareholders adopt the following resolutions at the Meeting:

(a)
“RESOLVED, that the re-election of Ehud (Udi) Mokady as a Class I director of the Company, for a term of approximately three years that expires at the third annual general meeting of shareholders to be held following his re-election, and until the due election and qualification of his successor, be, and hereby is, approved in all respects.”

(b)
“RESOLVED, that the re-election of David Schaeffer as a Class I director of the Company, for a term of approximately three years that expires at the third annual general meeting of shareholders to be held following his re-election, and until the due election and qualification of his successor, be, and hereby is, approved in all respects.”

Required Vote: Proposal 1

The vote required for the re-election of each of the above-referenced director nominees is the affirmative vote of the holders of a majority of the voting power present or represented at the Meeting in person or by proxy and voting on such re-election.

Board Recommendation

The Board unanimously recommends that you vote “FOR” the re-election of each of Mr. Mokady and Mr. Schaeffer as a Class I director as described in this Proposal 1.

PROPOSAL 2

RE-APPOINTMENT OF INDEPENDENT AUDITORS AND AUTHORIZATION OF THE BOARD TO
FIX ANNUAL REMUNERATION OF THE INDEPENDENT AUDITORS

 Background

Our shareholders are asked to approve the re-appointment of our independent auditors and to authorize our Board to approve their annual remuneration for the fiscal year ending December 31, 2021, and for such additional period until the next annual general meeting of shareholders.

In June 2020, Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, or Kost Forer, was appointed by the Company’s shareholders as the Company’s independent auditors for the fiscal year ended December 31, 2020, and for such additional period until the Meeting. Each of the Audit Committee and the Board has approved the re-appointment of Kost Forer as the Company’s independent auditors, subject to approval by the Company’s shareholders, for the fiscal year ending December 31, 2021, and for such additional period until the next annual general meeting of shareholders. The Company, based upon the recommendation of the Audit Committee and the Board, is submitting for approval the re-appointment of Kost Forer as its independent auditors for the year ending December 31, 2021 until the annual general meeting to be held in 2022, and the authorization of the Board, following approval and recommendation of the Audit Committee, to determine the compensation of the auditors in accordance with the volume and nature of their services pursuant to their engagement.

According to the requirements of Section 203 of the Sarbanes-Oxley Act of 2002, the lead audit partner responsible for the audit and review of our financial statements should rotate every five years. Accordingly, Kost Forer’s lead audit partner rotated following the audit for the fiscal year ended December 31, 2020.

The following table sets forth the total fees paid by the Company and its subsidiaries to the Company’s independent auditors, Kost Forer, in each of the previous two fiscal years:

	2019	2020
	(in thousands)
Audit Fees	$852	$633
Audit-Related Fees	75	275
Tax Fees	332	312
All Other Fees	115	11

Total	$1,374	$1,231

“Audit fees” include fees for the audit of our annual financial statements. This category also includes services that generally the independent accountant provides, such as consents and assistance with and review of documents filed with the SEC as well as certain fees related to the audit in connection with our issuance of convertible senior notes in November 2019.

“Audit-related fees” include fees for assurance and related services that are reasonably related to the performance of the audit and are not reported under audit fees. These fees primarily include accounting consultations regarding the accounting treatment of matters that occur in the regular course of business, implications of new accounting pronouncements, acquisitions and other accounting issues that occur from time to time.

“Tax fees” include fees for professional services rendered by our independent registered public accounting firm for tax compliance and tax advice on actual or contemplated transactions.

“All other fees” include fees for services rendered by our independent registered public accounting firm with respect to government incentives, IT risk assessment, and other matters.

Our Audit Committee has adopted a pre-approval policy for the engagement of our independent accountant to perform certain audit and non-audit services. Pursuant to this policy, which is designed to assure that such engagements do not impair the independence of our auditors, the Audit Committee pre-approves each type of audit, audit-related, tax and other permitted service. The Audit Committee has delegated the pre-approval authority with respect to audit, audit-related, tax and permitted non-audit services up to a maximum of $25,000 to its chairperson and may in the future delegate such authority to one or more additional members of the Audit Committee, provided that all decisions by that member to pre-approve any such services must be subsequently reported, for informational purposes only, to the full Audit Committee. All audit and non-audit services provided by our auditors in 2019 and 2020 were approved in accordance with our policy.

 Proposed Resolutions: Proposal 2

We are proposing that our shareholders adopt the following resolutions at the Meeting:

“RESOLVED, that the Company’s independent auditors, Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, be, and hereby are, re-appointed as the independent auditors of the Company for the fiscal year ending December 31, 2021, and for such additional period until the next annual general meeting of shareholders.”

“RESOLVED, that the Company’s Board be, and hereby is, authorized to fix the remuneration of the independent auditors in accordance with the volume and nature of their services, such remuneration and the volume and nature of such services to be approved first by the Audit Committee.”

Required Vote: Proposal 2

The vote required for the approval of this Proposal 2 is the affirmative vote of the holders of a majority of the voting power present or represented at the Meeting in person or by proxy and voting on this Proposal 2.

Board Recommendation

The Board unanimously recommends that you vote “FOR” the re-appointment of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, as the independent auditors of the Company for the fiscal year ending December 31, 2021 and for such additional period until the next annual general meeting of shareholders, and the authorization of the Board to fix the remuneration of the independent auditors in accordance with the volume and nature of their services as described in this Proposal 2.

PRESENTATION AND DISCUSSION OF AUDITED ANNUAL FINANCIAL STATEMENTS

At the Meeting, the audited consolidated financial statements of the Company for the fiscal year ended December 31, 2020 will be presented. A copy of the Company’s annual report on Form 20-F for the year ended December 31, 2020 (including the audited consolidated financial statements for the year ended December 31, 2020) is available for viewing and downloading on the SEC’s website at www.sec.gov as well as on the “Investor Relations” section of our Company’s website at http://investors.cyberark.com. Alternatively, you may request a printed copy of the annual report on Form 20-F by fax to our General Counsel, Donna Rahav at +972-3- 9180028.

OTHER MATTERS

Our Board does not intend to bring any matters before the Meeting other than those specifically set forth in the Proxy Statement and is not aware of any other matters to be brought before the Meeting by others. If any other matters properly come before the Meeting, it is the intention of the persons named in the accompanying proxy card to vote such proxy in accordance with the recommendation of the Board or, absent such recommendation, using their best judgment.

ADDITIONAL INFORMATION

The Company’s annual report on Form 20-F for the year ended December 31, 2020, filed with the SEC on March 11, 2021, is available on the SEC’s website at www.sec.gov as well as on the “Investor Relations” section of our Company’s website at http://investors.cyberark.com.

The Company is subject to the information reporting requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act, applicable to foreign private issuers. The Company fulfills these requirements by filing or furnishing reports with the SEC. The Company’s filings with the SEC are available to the public on the SEC’s website at www.sec.gov. As a foreign private issuer, the Company is exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements. The circulation of this Proxy Statement should not be taken as an admission that the Company is subject to those proxy rules.

By order of the Board of Directors: Donna Rahav General Counsel

Petach-Tikva, Israel
May 25, 2021

Appendix A

Reconciliation of Non-GAAP Operating Income to GAAP Operating Income

Year Ended December 31, 2020
(in thousands)

Operating income	$6,006

Plus:

Share-based compensation	71,849

Amortization of intangible assets – Cost of revenues	8,244

Amortization of intangible assets – Sales and marketing	683

Acquisition related expenses	4,526

Facility exit and transition costs	140

Non-GAAP operating income	$91,448

Annual Recurring Revenue (ARR)

•
Annual Recurring Revenue (ARR) is defined as the annualized value of active SaaS, subscription or term-based license and maintenance contracts related to perpetual licenses in effect at the end of the reported period.

Non-GAAP Financial Measures

CyberArk believes that the use of non-GAAP operating income is helpful to our investors to allow for more meaningful comparisons of our period to period operating results. This financial measure is not a measure of the Company’s financial performance under U.S. GAAP and should not be considered as an alternative to operating income derived in accordance with GAAP.

•
Non-GAAP operating income is calculated as GAAP operating income excluding share-based compensation expense, acquisition related expenses, facility exit and transition costs and amortization of intangible assets related to acquisitions.